Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538
(970) 493-7272

May 12, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549
Attn: Courtney Lindsay

Re:	Heska Corporation
Registration Statement on Form S-3 (File No. 333-238005)
Filed May 5, 2020

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Heska Corporation hereby respectfully requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-238005) be accelerated so that the Registration Statement will become effective at 9:00 a.m., Eastern Time, on May 15, 2020, or as soon thereafter as practicable.

Very truly yours,

Heska Corporation

/s/ Catherine Grassman
Catherine Grassman
Chief Financial Officer

cc:    Robyn Zolman, Gibson, Dunn & Crutcher LLP